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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elliott Davis Capital Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5696 Peachtree Parkway, Suite A
(No. and Street)

Norcross (City) GA (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hronchek (404) 432-8289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree St NE, Suite 1800 (Address) Atlanta (City) GA (State) 30303 (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, MICHAEL HRONCHEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT DAVIS CAPITAL PARTNERS, LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Elliott Davis Capital Partners, LLC
Greenville, SC

In planning and performing our audit of the financial statements and supplemental schedule of Elliott Davis Capital Partners, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

As of December 31, 2008, a computation for reserve requirements is not required for the Company, as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(i). No facts came to our attention that indicated that the claimed exemption had not been complied with during the period since the last examination.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 7, 2009

ElliottDavis
Capital Partners

Financial Statements
December 31, 2008 and 2007
(with Independent
Accountants' Report thereon)

▶▶▶▶▶

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Elliott Davis Capital Partners, LLC
Greenville, South Carolina

We have audited the accompanying balance sheets of Elliott Davis Capital Partners, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, members' equity and cash flows for the year ended December 31, 2008 and for the period from January 25, 2007 (inception) to December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elliott Davis Capital Partners, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the period from January 25, 2007 (inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 7, 2009

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

ELLIOTT DAVIS CAPITAL PARTNERS, LLC

Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 35,655	10,580
Total assets	$ 35,655	10,580
Liabilities and Members' Equity		
Accrued expenses	$ 2,636	1,000
Payable to affiliate	557	-
Total liabilities	3,193	1,000
Members' equity	32,462	9,580
Total liabilities and members' equity	$ 35,655	10,580

See accompanying notes to financial statements.

ELLIOTT DAVIS CAPITAL PARTNERS, LLC

Statements of Operations

For the Year Ended December 31, 2008 and the Period from January 25, 2007 (Inception) to December 31, 2007

	2008	2007
Revenues consisting of advisory fees	$ 268,800	-
Operating expenses:		
Management fee - affiliate	$ 124,800	111,943
Licenses and insurance	3,093	19,533
Rent - affiliates	7,986	2,000
General and administrative expenses	129,351	36,944
Net income (loss)	$ 3,570	(170,420)

See accompanying notes to financial statements.

ELLIOTT DAVIS CAPITAL PARTNERS, LLC

Statements of Members' Equity

For the Year Ended December 31, 2008 and the Period from January 25, 2007 (Inception) to December 31, 2007

	2008	2007
Balance at beginning of period	$ 9,580	-
Member capital contributions	110,000	180,000
Member distribution	(90,688)	-
Net income (loss)	3,570	(170,420)
Balance at end of period	$ 32,462	9,580

See accompanying notes to financial statements.

ELLIOTT DAVIS CAPITAL PARTNERS, LLC

Statements of Cash Flows

For the Year Ended December 31, 2008 and the Period from January 25, 2007 (Inception) to December 31, 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 3,570	(170,420)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in accrued expenses	1,636	1,000
Change in payable to affiliate	557	-
Net cash provided (used) by operating activities	5,763	(169,420)
Cash flows from financing activities:		
Member contributions	110,000	180,000
Member distributions	(90,688)	-
	19,312	180,000
Net change in cash	25,075	10,580
Cash at beginning of period	10,580	-
Cash at end of period	$ 35,655	10,580

See accompanying notes to financial statements.

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies Business

Elliott Davis Capital Partners, LLC (the "Company") is a South Carolina limited liability company formed January 25, 2007 and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker dealer on May 19, 2008. The Company offers consulting and mergers and acquisitions services.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition

Consulting and management advisory fees are recorded as services are performed.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) Related Party Transactions

Elliott Davis, LLC ("Elliott Davis") owns 45% of the Company. The Company leases office space from Elliott Davis for a fee of $500 per month on a month-to-month basis. The Company paid Elliott Davis $6,000 and $2,000 during 2008 and 2007, respectively, for this space.

Walker Capital Partners, LLC ("Walker"), a FINRA registered broker-dealer, owns 55% of the Company. Walker provides management and other services to the Company. The Company paid Walker a total of $124,800 and $111,943 for these services during 2008 and 2007, respectively.

In 2008, an employee of Elliott Davis provided bookkeeping services to the Company. The Elliott Davis employee was not compensated by the Company for services rendered. The uncompensated services constitute contributed services from Elliott Davis. Due to the minimal volume of financial statement transactions processed on behalf of the Company these services are not considered significant.

At December 31, 2008, the Company has a related party payable in the amount of $557 due to Elliott Davis. The payable is the result of advertising expenses incurred by Elliott Davis on behalf of the Company.

Effective June 1, 2008, the Company began leasing office space from Walker for a fee of $187 per month on a month-to-month basis. The Company paid $1,986 during 2008 for this space, inclusive of set-up fees. The office is located in Norcross, Georgia.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital, as defined, of $32,462, which was $27,462 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

SUPPLEMENTAL

SCHEDULE

Elliott Davis Capital Partners, LLC
Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of Net Capital:

Members' equity	$ 32,462
Net capital	32,462
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 27,462

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 3,193
Ratio of aggregate indebtedness to net capital	.10 to 1

There was no significant difference between net capital as computed by the Company (included in Part II of its FOCUS report as of December 31, 2008) and the amount computed above.